Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-159470 and 333-222213) on Form S-8 of L.B. Foster Company, of our report dated June 22, 2022, with respect to the statement of net assets available for benefits of the L.B. Foster Company Savings Plan for Bargaining Unit Employees and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedules as of December 31, 2021, which report appears in the December 31, 2021 annual report on Form 11-K of the L.B. Foster Company Savings Plan for Bargaining Unit Employees.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 22, 2022